Sprinklr, Inc.

29 West 35th Street, 7th Floor

New York, New York 10001

VIA EDGAR

June 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

RE:	Sprinklr, Inc.

Registration Statement on Form S-1

File No. 333-256657

Ladies and Gentlemen:

Sprinklr, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, June 22, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire, Joshua A Kaufman and Jaime L. Chase of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (212) 479 6157, or in her absence, Jaime L. Chase at (202) 728 7096.

[Signature Page Follows]

Very truly yours,

Sprinklr, Inc.

By:	/s/ Dan Haley

Name:	Dan Haley
Title:	General Counsel

cc:	Ragy Thomas, Sprinklr, Inc.

Chris Lynch, Sprinklr, Inc.

Nicole Brookshire, Cooley LLP

Joshua A. Kaufman, Cooley LLP

Jaime L. Chase, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP